1300102 DC

04040320

March 2, 2004

Act: 33
Section: 5
Rule:
Public
Availability: 3-2-04

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Las Sendas Golf Club, Inc. (the "Club")
Incoming letter dated February 6, 2004

Based on the facts presented, the Division will not recommend enforcement action to the Commission if the Club, in reliance upon your opinion as counsel that registration is not required, offers and sells the described Club memberships without registration under the Securities Act of 1933.

Because this position is based on the representations made to the Division in your letter, it should be noted that any different facts or conditions might require different conclusions. Moreover, this letter merely expresses the Division's position on enforcement action and does not purport to express any legal conclusions on the question presented.

Sincerely,

Cecilia D. Blye

Cecilia D. Blye
Special Counsel

3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2004

Robyn Nordin Stowell
Jennings, Strouss & Salmon, P.L.C.
The Collier Center, 11th Floor
201 East Washington Street
Phoenix, Arizona 85004-2385

Re: Las Sendas Golf Club, Inc.

Dear Ms. Stowell:

In regard to your letter of February 6, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

Jennings Strouss

Jennings, Strouss & Salmon, P.L.C.
Attorneys at Law
The Collier Center, 11th Floor
201 East Washington Street
Phoenix, Arizona 85004-2385
Telephone: 602.262.5911
www.jsslaw.com

Robyn Nordin Stowell
Direct Dial: 602.262.5884
Direct Fax: 602.495.2788
rstowell@jsslaw.com

February 6, 2004

VIA FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention: Cecelia Blye

Re: Las Sendas Golf Club, Inc.

Dear Ladies and Gentlemen:

The purpose of this letter is to amend and restate the facts and analysis contained in our letters dated October 15, 2003 and January 16, 2004, in which we requested, pursuant to Release No. 33-5127 (January 25, 1971) as supplemented by Release No. 33-6253 (October 28, 1980), on behalf of Las Sendas Golf Club, Inc. (the "Club") that the Division of Corporate Finance (the "Division") of the Securities and Exchange Commission (the "Commission") provide advice that it will not recommend any enforcement action to the Commission if the Club offers for sale and sells memberships in the manner and under the circumstances described below without registration under the Securities Act of 1933, as amended (the "Act").

Statement of Facts

The Club and Eagle Crest Golf Club Limited Partnership, an Arizona limited partnership (the "Seller") have provided to us the information set forth below and have authorized us to provide such information to you on their behalf.

Formation

The Club was formed as an Arizona non-profit corporation for the sole purpose of acquiring and owning a private golf and social club for the use and benefit of its members (the "Members") and their guests. The Club intends to offer and sell memberships in order to raise the funds necessary to acquire certain recreational facilities from the Seller.

The Seller owns an existing golf course and clubhouse (the "Existing Facilities") located within a residential community known as "Las Sendas" located in Mesa, Arizona (the "Community"). The Seller has developed plans for an expansion of the existing Clubhouse (the "Clubhouse Expansion") which it intends to construct after the sale of certain Memberships as described below (the Existing Facilities and the Clubhouse Expansion are the "Club Facilities").

The Community consists of approximately 3,500 residential lots ("Residential Lots"). Various residential builders have sold or will sell to homeowners the Residential Lots improved with homes (the "Las Sendas Homes").

The Seller will enter into an option agreement with the Club (the "Option Agreement") pursuant to which the Club has the option (the "Option") to purchase the Club Facilities from the Seller subject to certain terms and conditions described below. The Option may be exercised and the purchase of the Club Facilities consummated (the "Closing") subject to the terms of the Option Agreement.

The Club has not been formed to operate, nor will it be operated, for pecuniary gain or profit. The Club's Articles of Incorporation (the "Articles") provide that there will be no payment of income, dividends or other distributions of profit to any of the Club's members, trustees or officers, and as such they will have no interest in or title to any of the profits or assets of the Club. The Articles provide that in the event of dissolution of the Club, all of the property and assets of the Club (if any) remaining after payment of debts and liabilities and any expenses of liquidation, will be distributed as permitted by Arizona law or a court having jurisdiction among the equity holders of the Club.

Membership

The Club will offer two general classes of equity membership: Estate Memberships, with golf and social privileges for the Members' families ("Estate Equity Memberships") and Corporate Memberships with golf and social privileges for four employees of the Member ("Corporate Memberships") (collectively, the "Equity Memberships"). Only Equity Memberships will be proprietary memberships, which will entitle the holder thereof (the "Equity Member") to vote and which will include an equity ownership interest in the Club. Each Equity Member shall receive a numbered membership certificate.

In addition to the Equity Memberships, the Club may issue certain "non-proprietary" memberships, such as social memberships, in its discretion. The holders of these non-proprietary memberships shall not be entitled to vote and they shall not be entitled to any equity or ownership interest in the Club. Non-proprietary members will not receive membership certificates but will be designated on the books of the Club.

A total of 450 Equity Memberships will be available, but the number of Corporate Memberships outstanding at any time shall not exceed 25. The Club, in its discretion, may add additional Equity Memberships after the Club has exercised the Option. In addition, up to five (5) honorary memberships ("Honorary Memberships") may be transferred to individuals designated by the Seller prior to the Option being exercised.

The Club will offer and sell the Equity Memberships on its own account for an amount ("Membership Contribution") that it deems appropriate from time to time. The Membership Contribution charged may be increased or decreased by the Club either prior to or after it exercises the Option (described below).

Use of the Club Facilities by the Equity Members and non-proprietary members will be subject to the rules and regulations of the Club, which will be adopted by the Board of Directors of the Club (the "Board") from time to time. Equity Memberships will entitle the holders thereof, the Estate Members' spouses and children under the age of 21, and the Equity Members' guests, access to all the Club Facilities upon payment of all required dues and fees. Prior to Closing, the Seller will allow limited public play, which will be reduced over time as the number of Members increases.

Application for membership in the Club shall be by invitation only and subject to the approval of the membership committee (the "Membership Committee") and the Board. After the Closing, the Club will have the option to add additional sub-categories of memberships within the Equity Memberships (such as junior memberships) and may offer payment terms on a schedule different from the initial Membership Contribution schedule offered by the Club.

Option Agreement

The Seller will enter into the Option Agreement with the Club pursuant to which the Club has the Option to purchase the Club Facilities from the Seller and the Seller will build the Clubhouse Expansion, all subject to certain terms and conditions described below. The purchase price payable by the Club for the Existing Facilities will be $13 million (the "Club Purchase Price"), and for the Clubhouse Expansion will be $4.3 million ("Clubhouse Expansion Price") for a total price of $17.3 million (the "Purchase Price"). The Club will also pay the Seller the cost of supplies and inventory on hand at Closing. Certain marketing expenses and sales commissions and administrative expenses related to the sale of the memberships will also be paid by the Club. The Option may be exercised, the purchase of the Club Facilities consummated and the Closing occur, subject to the terms of the Option Agreement.

As partial consideration for granting the Option, the Club will pay the Seller as a non-refundable payment (the "Option Payments"), substantially all of the Membership Contributions received prior to the Closing Date as such contributions are received; the amount of the then-required Membership Contribution will be determined by the Club (via the Seller-controlled Board), from time to time until the Closing. The Option Payments shall be credited in full to the Purchase Price at Closing.

Exercise of Option

Under the terms of the proposed Option Agreement, the Club will have two opportunities to exercise its Option. The Option may be exercised, and the purchase transaction closed, by the Club after obtaining the affirmative vote of 75% of the Equity Member votes eligible to be voted at the time:

> (i) within 120 days following the date that the Seller gives appropriate notice that a certificate of occupancy is issued for the Clubhouse Expansion (the "Early Triggering Event"); or
>
> (ii) within 120 days following the date the Seller gives appropriate notice of the later to occur of a certificate of occupancy being issued for the Clubhouse Expansion being issued and the Purchase Price being paid in full (the "Final Triggering Event").

If the Club declines to exercise the Option at the Early Triggering Event, the Club will continue to have the right to exercise the Option at the Final Triggering Event. As a result of the Option Payments, the Purchase Price may be paid in full prior to Closing; however, the Club may be obligated for a line of credit to pay for certain goods and inventory on hand at the Closing (such as liquor) pursuant to the Option Agreement.

If the Clubhouse Expansion has not been paid in full via Option Payments prior to the Early Triggering Event, then the Members will be advised via the notification and voting process relative to the Early Triggering Event that, if the Club exercises the Option at that time, the Club will assume the obligations for the Clubhouse Expansion Loan and the Loan will encumber the Club Facilities. In that scenario, it is expected that unissued Equity Memberships would remain with the Club for issuance after Closing. Full disclosure of the financial particulars related to the Clubhouse Loan will be disclosed to the Equity Members before they vote on the Option. In that scenario, the Equity Members would take control of the Club Facilities and the Seller would relinquish all its control of the Club and the Club Facilities.

In the event that the Equity Members vote not to exercise the Option in connection with the Final Triggering Event, then the Option Agreement and each Equity Membership in the Club shall promptly terminate and no Member shall have any further right to use the Club Facilities or to receive a refund of any Membership Contribution or interest previously paid or have any further right or obligation thereunder, and all Membership Contributions previously paid by Members and delivered to the Seller as an Option Payment shall be retained by the Seller.

Termination of Option

In the event that the Club has sold fewer than 200 Equity Memberships on or before September 30, 2007, then the Seller will have the right to terminate this Agreement by giving ninety (90) days advance notice of the same to the Advisory Board of Governors (if one has been appointed or elected, as described below) and to each of the Equity Members of the Club and repaying to each of those Equity Members prior to the expiration of such ninety (90) day period the full amount of each respective Member's Membership Contribution without interest. Upon the expiration of such ninety (90) day period, all right, title and interest in and to the Club Facilities shall remain vested in the Seller, free and clear of any claim or right of any Equity Members, Non-Equity Member or other party that obtained an interest in the Club or the Club Facilities pursuant to the Membership Documents. The Seller's allowing the Club Members access to the Club Facilities at no charge or at charges substantially below public rates is consideration for the Seller's right to terminate the option and return the Membership Contributions in full without interest.

Clubhouse Expansion

Pursuant to the Option Agreement, the Clubhouse Expansion will begin as soon as 325 Equity Memberships have been sold. The Seller will obtain a construction loan for the Clubhouse Expansion (the "Clubhouse Loan"), which will be secured by a first lien on some or all of the Club Facilities. The Seller is not dependent on the Club exercising the Option for proceeds to complete the Clubhouse Expansion. However, the Option Agreement provides for the Club to forward substantially all of the Membership Contributions in the form of Option Payments as part of its purchase of the Club Facilities and, therefore, the Seller may use Membership Contributions to repay the Clubhouse Loan. As described below, the Club will have the opportunity to, but will not be required to, exercise the Option before the Clubhouse Loan is repaid in full and, in that scenario only, would take title subject to the balance of that loan.

The Club will pay to the Seller for all months prior to the Closing, the amount of monthly dues received from the Equity Members. The Seller will use those dues, together with income from limited public play, towards the operating expenses of the Club Facilities prior to the Closing.

The Clubhouse Expansion will not begin until the Option Payments equal the Club Purchase Price of $13 million. The Clubhouse Expansion is expected to cost $4.3 million. Because commencement of construction could be as much as four years away, no financing commitment can be obtained at this time. When construction begins, the Seller will have an unencumbered golf course available as collateral for financing the Clubhouse Extension, if necessary. The Club is not required to exercise the Option until the Clubhouse Expansion is completed and the Clubhouse Loan is paid in full. Until Closing, cash shortfalls are guaranteed by NSM (as described below) (with some rights to demand reimbursement from the Seller). Further (except following 9/11 when the tourist revenues were down for two seasons), the golf operations have covered the expenses, including debt coverage when applicable, at all times over the years NSM has been the company's general partner. During those two seasons, shortfalls were covered by a capital call on the Seller's limited partners and by a line of credit that has since been paid off. To date, this season (the third season after 9/11), the Golf Facilities operations have again covered operating expenses and are anticipated to do so for the year. Thus, the necessary elements to support construction funding are already in place, and avenues for debt coverage will include operations (dues and other revenues), NSM's cash flow guaranty, and the

Seller's own resources. Before commencing construction of the Clubhouse Expansion, Seller will secure the Clubhouse Loan.

Beginning immediately when the Option Payments have paid the Club Purchase Price ($13 million), the remaining Membership Contributions will be deposited in an Escrow Account established with the local branch of a bank or title company, to be held for the Club's benefit until the Seller has obtained financing for the entire Clubhouse Expansion. The Seller will not commence construction of the Clubhouse Expansion until this financing is secured. Once this financing is secured, the portion of the escrowed Membership Contributions that constitute Option Payments will be delivered to the Seller and the Club will resume making Option Payments until the Clubhouse Expansion Price is paid.

Management of Club Facilities

Until the Closing, the Seller will hold title to, manage and operate the Club Facilities. An affiliate of Seller, National Sports Management, Inc., an Arizona corporation ("NSM"), will act as manager, and will be responsible for any cash deficits resulting from the operations of the Club. NSM will receive an annual fee for such managerial duties. Further, the Option Agreement is between the Club and Seller and, therefore, Seller is primarily responsible for any funding obligations. Thus, the unlikely event that there is an operating deficit, Seller would also be obligated to fulfill such deficit. At no time will the Equity Members be subject to a capital call or be obligated for any operating deficits incurred prior to Closing.

Transfer/Surrender/Reissue of Membership

Memberships will not be transferable in the open market. Transfers may only be made to the family members of the Member, subject to the approval of the Board. During a Member's lifetime, a Member may cause the Club, subject to the approval of the Board, to transfer his or her membership to any one of his or her children or grandchildren upon payment to the Club of an amount established by the Club from time to time, which will initially be equal to five percent (5%) of the Membership Contribution charged by the Club for the same class of membership at the time of the transfer (the "Family Transfer Fee"); provided that a Member may transfer his or her membership to his or her spouse without payment of a Family Transfer Fee.

Upon the death of an Equity Member, such deceased Member's surviving spouse, if any, shall have the right to have the Equity Membership transferred to him or her by the Club without payment of the Family Transfer Fee, or to a designated child or grandchild of such deceased Equity Member to whom such membership will be transferred subject to the approval of the Board and payment of the Family Transfer Fee. If there is no surviving spouse, such Equity Membership shall pass to a child or other individual as the Equity Member may appoint in his will, subject to the approval of the Board and payment of the Family Transfer Fee.

Finally, such intra-family transfers are further restricted because the Member may not receive consideration from his or her family member transferee for such Membership transfer. Prior to a transferred inter-family Membership becoming effective on the Club's books, each transferor will be required to provide to the Club an affidavit attesting that the transferor received no consideration for the transfer of Membership. While a family member, other than a spouse, will be required to pay the Club a Family Transfer Fee, that payment would not constitute consideration to the Member.

An Equity Member may surrender his or her membership at any time. Upon surrender, the surrendering Member will be placed on a list for a payment based upon the Membership Contribution amount then in effect. Such payment will be made only after: (i) all Equity Memberships have been issued by the Club (or, prior to that time, only one in four Equity Memberships sold by the Club will be repurchased from existing Members), (ii) an individual is willing to acquire from the Club the surrendering member's membership, (iii) that individual has paid to the Club the required Membership Contribution then in effect and (iv) the Club has accepted that individual as an Equity Member. If these conditions are met, upon the surrender of his or her Equity Membership, a Member will receive an amount equal to 80% the amount of the Membership Contribution then charged for the surrendering Equity Member's class of membership. The remaining 20% will be retained by the Club as an administration fee ("Administration Fee"). Therefore, it is only in the case of a qualifying surrender after the current price of a Membership has increased substantially that a Member could possible realize any gain on the surrender of a Membership.

The Administration Fee may be increased by the Club from time to time. The possibility that the Club will refund an Equity Membership for a sum greater than that originally paid for it will not be emphasized in any offering materials or presentations, and all prospective purchasers will be informed that the Equity Membership should not be viewed as or acquired for investment purposes and that such prospective purchasers should not expect to derive any economic profit from such membership. Equity Memberships may not be pledged or hypothecated (other than purchase money loans) and may only be transferred through the Club as described.

Until the initial sale of all Equity Memberships, a surrendering Equity Membership shall be placed on a waiting list to be reissued (the "Sales Waiting List"). After the sale of all Equity Memberships, surrendered memberships shall be reissued on the first surrendered, first reissued basis. The Club may (at the sole discretion of the Board), but shall not be required to, refund an Equity Membership prior to another individual's willingness to acquire such Equity Member's membership. The Club will also maintain a "Purchaser Waiting List" for those wishing to acquire an Equity Membership, if Equity Memberships are not then available.

An Equity Member who owns a Las Sendas Home in the Community may arrange for the Club to reissue the membership to the purchaser of such Las Sendas Home if that purchaser has been approved for membership in the Club, even if all Equity Memberships have not been issued, and even if there are memberships available on the Sales Waiting List or purchasers listed on the Purchaser Waiting List.

Administration

The Board will be responsible for administration of the Club and will have the sole authority to accept members and establish Membership Contribution amounts, fees and dues, and to make assessments, establish rules and regulations and, in general, control the affairs of the Club in accordance with the Club's Articles and Bylaws. Until Closing, Seller, in its sole and absolute discretion, will designate all persons to serve on the Club's Board. This Seller-appointed Board will serve until the Closing, at which time the Advisory Board of Governors elected by the Equity Members will become the new members of the Board (or the Equity Members will elect the new Board). Thereafter, the Board will be elected by the Equity Members as provided in the Club's Bylaws.

Prior to the Closing and upon the sale of not more than 150 Equity Memberships, the Seller shall appoint nine (9) Equity Members to an "Advisory Board of Governors," which will advise the Seller-appointed Board but will not have legal authority to bind the Club. Upon the sale of 250 Golf Equity Memberships, the Equity Members will elect the Advisory Board of Governors. Thereafter, the Advisory Board of Governors will continue to serve in an advisory capacity to the Seller-appointed Board. At no time will the Advisory Board of Governors have authority to bind the Club until after the Closing. However, the Advisory Board of Governors that is elected by the Equity Members may vote to approve certain actions by the Seller-appointed Board of Directors that requires the Advisory Board of Governors' consent, as specifically set forth in the Bylaws.

Discussion

It is our opinion, for the reasons set forth below, that the Equity Memberships in the Club, if offered and sold by the Club in the manner described above, would not be "securities" as that term is defined in Section 2(a)(1) of the Act and therefore would not be required to be registered in compliance with Section 5 thereof.

Section 2(a)(1) of the Act (15 U.S.C. Section 77(b)(1)) provides that, unless the context otherwise requires:

> [t]he term "security" means any note, stock, treasury stock, bond; debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, reorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security, certificate of deposit, or group of index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a "security," or any certificate of interest or participation in, temporary or interim

certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

Although membership interests in private recreational clubs are not literally set forth in the foregoing definition of "securities," we have nevertheless considered whether the Equity Memberships may be regarded as the equivalent of "stock" or another form of "securities" in this instance, because the Equity Memberships carry certain voting rights and no other voting instruments will be issued by the Club.

We believe that the Equity Memberships to be offered and sold by the Club clearly should not be treated as the equivalent of "stock" for the purpose of applying Section 2(a)(1) of the Act. In *Tcherepnin v. Knight*, 389 U.S. 332, 339 (1967), the Court identified the right to receive "dividends contingent upon an apportionment of profits" as the most common feature of stock, and in *Landreth Timber Co. v. Landreth*, 471 U.S. 681 (1985), the Court set forth several other characteristics traditionally associated with stock: (i) negotiability, (ii) the ability to be pledged or hypothecated, (iii) voting rights in proportion to the number of shares owned, and (iv) the ability to appreciate in value. 471 U.S. at 686 (citing *United Housing Foundation, Inc. v. Forman*, 421 U.S. 837, 851.

The Equity Memberships bear little or no resemblance to stock as characterized by the *Tcherepnin* and *Landreth* Courts. The Equity Memberships do not have dividend or distribution of income rights and may not be pledged or hypothecated except to secure purchase money obligations. The Equity Memberships may only be transferred back to the Club, and then only under certain limited circumstances. Although an Equity Membership conceivably could increase in value, the ability of a member to realize a "profit" upon any such appreciation is so restricted and contingent that it will not be part of the Club's solicitation effort and cannot reasonably form the basis of a profit motive to acquire a membership.

Moreover, because the Club's obligation to refund the Membership Contribution of an Equity Member is contingent, we believe that such obligation coupled with the Equity Membership does not constitute a "note", "bond" "debenture" or other "evidence of indebtedness" in the sense that such terms are used in Section 2(a)(1) of the Act.

Since the Equity Memberships do not fall plainly within the usual concept or definition of "stock", "note", "bond", "debenture" or "evidence of indebtedness" as set forth in Section 2(a)(1) of the Act, we have considered whether the Equity Memberships would otherwise be deemed "securities" by reason of being "investment contracts" or "instruments commonly known as securities" for purposes of Section 2(a)(1) of the Act. In *Landreth*, *supra*, 471 U.S. at 689, the Court suggested that the proper test for determining whether a particular instrument which is not clearly within the definition of "stock" as set forth in Section 2(a)(1), or which is otherwise of an unusual nature, is an "investment contract" or an "instrument commonly known as a security", is the "economic realities" test set forth in *SEC v. W.J. Howey Co.*, 328 U.S. 293 (1946). In evaluating the economic realities of a transaction, the test is whether "the scheme involves an investment of money with profits to come solely from the efforts of others", *Howey*, 328 U.S. at

301. The *Howey* test, as explained by the Court in *Forman*, 421, U.S. at 852, "embodies the essential attributes that run through all of the Court's decisions defining a security".

Applying the *Howey* test to the characteristics of the Equity Memberships to be offered and sold by the Club, it is clear that such a membership would not be an "investment contract" or other "instrument commonly known as a security" as those terms are used in Section 2(a)(1) of the Act. While the persons who acquire Equity Memberships will do so in exchange for money, and the common enterprise requirement arguably may be deemed to be met either through the horizontal commonality existing in the dependent relationship among the members or the vertical commonality represented by the dependency of such members upon the actions of the Seller, the persons to whom such memberships will be offered will be informed not to expect, and will not have any reasonable expectation of deriving, "profits" from the ownership of an Equity Membership.

In *Forman, supra*, the United States Supreme Court elaborated on the "profits" aspect of the *Howey* test:

> By profits, the Court has meant either capital appreciation resulting from the development of the initial investment, as in *Joiner, supra* (sale of oil leases conditioned on promoters' agreement to drill exploratory wells), or a participation in earnings resulting from the use of investors' funds, as in *Tcherepnin v. Knight, supra* (dividends on the investment based on savings and loan association's profits). In such cases the investor is "attracted solely by the prospects of a return" on his investment. *Howey, supra*, at 300. By contrast, when a purchaser is motivated by a desire to use or consume the item purchased -- "to occupy the land or to develop it themselves," as the *Howey* Court put it, ibid -- the securities laws do not apply. *See also Joiner, supra*, 421 U.S. at 852.

In the present situation, Equity Members of the Club will not be entitled to share in any income generated by the operation of the Club, nor will the Club pay to its members any dividends or make any distributions of any kind, except upon liquidation. The Club itself will be operated as a not-for-profit corporation under Arizona law. Some possibility for realization of capital appreciation does exist, but we believe that it is, as were the opportunities for income from the leasing of commercial facilities in *Forman*, "far too speculative and insubstantial" to create in the mind of any reasonable purchaser an "expectation of profit in the sense found necessary in *Howey*." *Forman, supra*, 421 U.S. at 856.

Equity Members will not be permitted to transfer their memberships other than to the Club (or to immediate family via the Club) and members should not expect any "profit" from their transfer. The Club will be obligated to refund a portion of the Membership Contribution of a surrendered Equity Membership only after a person acceptable to the Club is willing to acquire the surrendered membership and has paid the required Membership Contribution for membership. Until the initial issuance of all of the Equity Memberships permitted to be issued in the Club, the surrendered Equity Membership shall be placed on a waiting list to be reissued (one surrendered Membership resold to every 3 unissued Memberships sold). The Club will maintain a waiting list of eligible persons who desire to acquire an Equity Membership. Persons who own a Las Sendas

Home in the Community may at any time arrange for the Club to repurchase their Equity Membership and issue the Equity Membership to the purchaser of their home. The purchaser must be approved for membership and pay the then current Membership Contribution.

Upon the successor member's acquisition of a surrendered member's Equity Membership and payment of the Membership Contribution in full, the amount to be returned to the resigned member will be equal to 80% of the Membership Contribution then charged by the Club for the resigned member's class of Equity Membership with the remaining 20% equaling the Administration Fee charged by the Club. Administration Fees may be increased in the future by the Club as provided in the Bylaws. Thus, no member could profit on the transfer of a membership, unless at the time of such transfer the membership contribution has increased from the Membership Contribution previously paid by the resigned member. There can be no assurance that a member will ever receive a return of any part of his Membership Contribution for membership let alone a profit, since such return is dependent upon the Club's sale of additional Equity Memberships and the availability of a subsequent purchaser for such member's membership.

Prior to Closing, the Membership Contribution for a membership will be fixed by the Club's Seller-controlled Board. After Closing, the Membership Contribution for memberships will be fixed by the Club. In no event will the Membership Contribution ever be determined through direct negotiations between the resigning member and the successor member.

All members will be informed of these substantial limitations upon both the transferability of the memberships and the opportunity to profit therefrom and will be informed of the unsuitability of such memberships as investments. Accordingly, purchasers of Equity Memberships will not be promised, and reasonable purchasers should not expect, any "profits" from such memberships. *See Forman, supra*, and the following no-action letters involving the offer and sale of club memberships, in all of which letters the Division took a no-action position although a surrendering member might have realized a profit on the transfer of his membership back to the club: Black Diamond Club, Inc. (October 20, 1986); Jacaranda Country Club, Inc. (October 30, 1986); Spruce Creek Country Club, Inc. (March 7, 1986); The Martin Downs Country Club, Inc. (December 20, 1985); Palm-Aire Country Club at Sarasota, Inc. (September 17, 1985); The Haig Point Club, Inc. (August 30, 1985); Boca West Club, Inc. (February 26, 1985); La Salle Club (October 11, 1984); Twin Herons Golf Club, Inc. (May 31, 1982) Boca Lago Country Club, Inc. (October 14, 1981); Bear's Paw Country Club (July 25, 1980); and Woodmont Country Club (May 4, 1979). *See also* the letter dated October 26, 1981 from Peter J. Romeo, then Chief Counsel, to Curtis A. Prins, relating to a no-action request on behalf of Cypress Run Golf Club.

Additionally, the Division has previously issued no-action letters where memberships were being offered without registration under similar circumstances. See Olde Beau Golf and Country Club, Inc. (June 11, 1991); Ballenrose Country Club, Inc. (September 28, 1989); Laurel Creek Country Club, Inc. (November 3, 1989); The River Run Club, Inc. (August 11, 1988); Holly Hill Country Club, Inc. (March 29, 1988); Treyburn Country Club, Inc. (November 13, 1987); River Oaks Club, Inc. (June 18, 1987); Naples Bay Yacht Club, Inc. (January 27, 1987);

The Grand Harbor Club, Inc. (December 30, 1986); Keswick Country Club, Inc. (December 12, 1986); The River Club at Grand Harbor, Inc. (September 18, 1986); and Mira Vista Country Club (July 15, 1986).

Finally, to the extent that the risk capital test for determining the existence of a security may influence the Division's evaluation of this request, as such test was first articulated in *Silver Hills Country Club v Sobieski*, 55 Cal.2d 811, 361 P.2d 906 (Cal. 1961), we believe that the Equity Memberships would not be deemed to be securities under such test. In the *Silver Hills* case, no facilities were in place or even under construction and the developer planned to use the proceeds from the sale of memberships as the start-up financing in connection with the construction of the facilities.

Our situation is clearly distinguishable from Silver Hills, in that the Seller is not dependent upon the proceeds from the sale of any Equity Membership to fund the construction of the Club Facilities nor maintain operations prior to the Closing. The golf course is already open for play, as is the existing Clubhouse. While the Seller plans to use the proceeds received from the Club from the sale of Equity Memberships for general business purposes, including possibly the repayment of indebtedness incurred to construct the Clubhouse Expansion, the Seller does not need such funds to build the Clubhouse Expansion and will secure all financing necessary to complete the Clubhouse Expansion. Furthermore, the Membership Contributions that will provide Option Payments towards the Clubhouse Expansion Price will be escrowed for the Club's benefit, and construction will not begin until the Seller's financing for the Clubhouse Expansion is secured. As such, it is not soliciting risk capital with which to develop a business for profit, and therefore the Silver Hills decision is inapposite. Furthermore, NSM is funding all operating deficits through Closing, and the Club is not obligated to exercise the Option until after the Clubhouse Expansion is complete.

Conclusion

In view of the foregoing, we respectfully request your confirmation that the Division will not recommend enforcement action to the Commission if Equity Memberships in the Club are offered and sold in the manner described herein without registration under the Act. The Club plans to commence offering Equity Memberships in early 2004. Accordingly, we appreciate your responding to our request as soon as possible. If for any reason you conclude that you cannot respond affirmatively to our request, we would appreciate the opportunity to discuss the matter with you prior to the preparation of your response and ask that you call the undersigned at the phone number above or Ms. Romy Schlecht of our firm at 602-262-5830.

Very truly yours,

JENNINGS, STROUSS & SALMON, P.L.C.

By [signature]
Robyn Nordin Stowell

RNS/mag

cc: T. Romy Schlecht, Esq.